Paul Arena
Chief Executive Officer
paul.arena@augme.com
Office: 212.710.9350
Mobile: 404.915.8449

April 20, 2011

Larry Spirgel
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C.20549

Re:	Augme Technologies, Inc.
Registration Statement on Form S-1
Filed March 16, 2011, as amended
File No. 333-172865

Dear Mr. Spirgel:

Augme Technologies, Inc. (“Augme” or the “Company”) received your April 12, 2011 facsimile.  Provided below is Augme’s itemized response to each of your additional requests.

1.
We note your disclosure on page 29 that Mr. Arena has over 28 years of investment and business experience.  We are aware that the State of New Mexico sanctioned Mr. Arena in 1984 for fraudulent practices because he engaged in unauthorized trading for the accounts of New Mexico residents.  Please balance the discussion of Mr. Arena’s experience with a discussion of this sanction.  We understand that Item 401(f) of Regulation S-K only has a 10 year look-back period for disclosure of certain legal proceedings involving directors and executive officers.  Nevertheless, Rule 408 of the Securities Act requires you to provide additional information to provide balanced disclosure.

Augme Response:

The sanction that was alleged against Mr. Arena in 1984 by the State of New Mexico was Order No. 84-606 (the “Order”) attached hereto as Exhibit A.  The State of New Mexico Securities Division accepted a Stipulation and Assurance of Discontinuance, which is attached hereto as Exhibit B, whereby the Director "consents to withdrawal of Order No. 84-606 as said order relates, refers to, or is in any way connected with Arena." On April 14, 1987, Mr. Arena executed a release of claims from the failure of the securities division to withdraw the order, as it pertained to Mr. Arena during 1985, 1986 and 1987 and it is attached hereto as Exhibit C. Since the Order was withdrawn it is treated as if it never existed and as such we don’t believe adding disclosure of a withdrawn sanction would add any balance disclosure pursuant to Rule 408 of the Securities Act.

Sincerely,

/s/ Paul R. Arena
Paul R. Arena
Chief Executive Officer

STATE      OF     NEW       MEXICO
Securities Bureau
Lew Wal1ace Building
 Santa Fe, New Mexico 87503

IN THE HATTER OF:

SUMMIT INVESTMENT CORP;
ROBERT E. ABRAMS;                                                                                                                                                                                                                                                           ORDER NO. 84-606
PAUL R. ARENA; AND
OFFICERS AND EMPLOYEES.

 Respondents

O R D E R

The Chief of the Securities Bureau ("the Chief"), after investigation, has good reason to believe and therefore alleges that:

1. Summit Investment Corp.  (SIC) is a Minnesota corporation with a business address of Butler Square, suite 412, One Hundred North Sixth Street, Minneapolis Minnesota 55403 and conducts business as a Securities Broker/Dealer firm.

2. Other Respondents, with the sane business address as that of SIC, have conducted, or are conducting, securities business for and in conjunction with SIC's operations as a Broker/Dealer firm.

3. Based upon said investigation, the Chief is of the opinion and finds as f ol1ows:

a.      That SIC was not registered as a Broker/Dealer in New Mexico during the period of July 6, 1983 through October 18, 1983 as required by section 58-13-14 of the Securities Act of New Mexico ("the Act") and did permit respondent Paul R. Arena (Arena) to offer and sell securities to New Mexico residents, and;

b.      During that period, Arena as a sales representative for SIC, violated section 58-13-19 of the Act by offering and selling securities to New Mexico residents, and;

EXHIBIT A

c. During that period, Arena, and SIC through Arena, engaged in fraudulent practices (section 58-13-39 of the Act) by engaging in unauthorized discretionary trading for the accounts of New Mexico residents, and;

d. During that period, Arena, and SIC through Arena, offered and sold unregistered securities to New Mexico residents in violation of section 58-13-4 of the Act.

4. As provided by section 58-13-42 of the Act, purchasers of such securities sold by Respondents are entitled to rescission and restitution from Respondents of all sums Invested and with interest as provided by section 58-13-42B of the Act.

5. Entry of this order is necessary and appropriate in the public interest and for the protection of investors, and is consistent with the purpose of the Securities Act of New Mexico.

Pursuant to section 58-13-35, NHSA 1978, notice of opportunity for a hearing will be sent by certified mail, return receipt requested, advising that a hearing will be granted on this order upon written request, to the Chief of the Securities Bureau if such request is made within ten (10) days after receipt of the notice.

IT IS, THEREFORE, ORDERED THAT:

1.  Respondents shall cease and desist soliciting, offering, and selling securities of any kind in New Mexico without first complying with all registration requirements relating to securities, Broker/Dealer and/or securities salesmen under the Securities Act of New Mexico.

2.  Respondents shall, within ten (10) days of receipt of this order, investors of their right of rescission under 58-13-42, NMSA 1978 of the Securities Act of New Mexico

3. Respondents shall, within fifteen (15) days of receipt of this order provide the Chief with a list of names and addresses of New Mexico investors and shall provide the Chief with suitable donation to establish that they have complied with the provisions of this order.

ENTERED AT Santa Fe, New Mexico, this 17th day of August, 1984.

/s/ Tommy D. Hughes
Tommy D. Hughes
Chief, Securities Bureau

STATE OF NEW MEXICO SECURITIES DIVISION

IN THE MATTER OF
SUMMIT INVESTMENT CORPORATION; ROBERT E. ABRAM8; PAUL R.
ARENA; and OFFICERS and EMPLOYEES,

Respondents,	Order No. 84-606

STIPULATION AND ASSURANCE OF DISCONTINUANCE

This assurance and stipulation is entered into by and between the Director of the Securities Division, of the Regulations and Licensing Department of the State of New Mexico, John B. Hiatt (the "Director*) and Paul R, Arena ("Arena"), The parties hereby stipulate and agree as follows:

1. The Director has jurisdiction over this matter pursuant to the New Mexico Securities Act, Section 58-13-1 at et seq.NMSA 1978.

2. Arena is a former employee of Summit Investment Corporation, a Minnesota corporation, and was an employee of Summit Investment Corporation at relevant times herein.

3. on the 17th day of August, 1984, the Director issued an order alleging that Summit Investment Corporation, Robert E. Abrams, and officers and employees had engaged in activities in violation of the New Mexico Securities Act. A copy of said order is attached as Exhibit A and incorporated herein by reference, and will be referred to hereinafter as "Order No. 84-606."

EXHIBIT B

4. In August 1985, the Director and Summit entered into a Stipulation and Assurance of Discontinuance ('Stipulation'} concerning Order No. 84-606. A copy of said Stipulation is attached hereto as Exhibit B and incorporated herein by reference.

5. Pursuant to paragraph 6 of the Stipulation, the Director agreed to accept the Stipulation in settlement of the administrative action in connection with Order No. 84-606, and the Director thereby consented to withdrawal of Order No. 84-606.

6. The cease and desist order pertaining to Arena and the Notice of Intent to Revoke Arena's securities salesman's license were not withdrawn pursuant to the Stipulation, although said withdrawal should have been made.

7. Without admitting any of the allegations set forth in Order No. 84-606, Arena is desirous of a prompt, amicable settlement of this matter and wishes to conduct any further business operations in New Mexico in a manner consistent with New Mexico law.

8. Without admitting any of the allegations herein, the Director is desirous of a prompt, amicable settlement of this matter.

9. Arena hereby states that if he ever engaged in any of the activities alleged in Order No. 84-606, he has ceased engaging in any of said activities. Also, Arena agrees to refrain from all future transactions involving the offer and sale of securities in New Mexico unless such transactions are (i) in full compliance with the New Mexico Securities Act {the "Act") and regulations, or (ii) entitled to exemption thereunder. Arena further agrees to withdraw any appeal pending before the New Mexico Corporation Commission and to release the State of Mexico, its agencies, officers, and employees from any liability resulting from the entry of Order No. 84-606.

10. In consideration of the assurances made by Arena, the Director hereby agrees not to pursue any claims against Arena for violations alleged in Order No. 84-606.  The parties to this stipulation and assurance agree that this stipulation and assurance pertains only to those violations alleged in Order No. 84-606, and nothing contained herein shall be considered a settlement of any claim not expressly alleged in the order.

11. The Director hereby accepts this stipulation and assurance in settlement of the administrative action in connection with Order No. 84-606, and the Director consents to withdrawal of Order No..84-606 as said order relates, refers to, or is in any way connected with Arena. The Director further agrees that said withdrawal should have been made pursuant to the Stipulation, and the Director will notify or has notified all state and federal securities agencies of that fact. In addition to any other remedies available for any violation of the Act, the parties agree that a violation of this stipulation and assurance is a violation of the Act.

12. The parties to this stipulation and assurance agree that this settlement shall not be construed as an approval of or sanction by the State of New Mexico or the Director as to further practices of Arena, and such parties agree not to represent directly or indirectly that any such approval or sanction has been given.

13. This stipulation and assurance shall become effective on the date in which all parties have signed the agreement.

4/14/87
Date

PAUL R. ARENA
Respondent

4/17/87
Date

JOHN R. DORGAN
Frommelt & Eide, Ltd.
580 International Centre
900 Second Avenue South
Minneapolis, MN 55402
Attorneys for Paul R. Arena

4/22/87
Date

JOHN B. HIATT, Director
Securities Division
Regulations and Licensing
Department
State of New Mexico
Bataan Memorial Building
Santa Fe, NM 87503

4/23/87
Date

JIM HALL, Assistant Attorney General
New Mexico Attorney General's Office
P. O. Drawer 1508
Santa Fe, New Mexico 87504-1508

RELEASE OF CLAIMS

The undersigned, Paul R. Arena (“Arena”), pursuant to the Stipulation and Assurance of Discontinuance entered before the State of New Mexico Securities Division and signed by Arena, does hereby release and discharge the State of New Mexico, its agencies, officers, and employees from any and all claims, actions, causes of action, demands, damages, costs, attorneys fees, or expenses which the undersigned now has, or which in the future may accrue to the undersigned, as a result of the Cease and Desist Order entered by the Chief of the Securities Bureau on August 17, 1984 (Order No. 84-606).  Specifically included in the claims which are hereby released are any claims resulting from the failure of the Securities Division to withdraw Order No. 84-606, as it pertained to Arena, during 1985, 1986, and 1987.

It is understood and agreed by the undersigned that this Release of Claims and the aforementioned Stipulation and Assurance of Discontinuance are not to be construed as an admission of liability on the part of the State of New Mexico, its agencies, officers, and employees.

The undersigned represents that in executing this release he was represented and advised by legal counsel, i.e., John R. Dorgan of Frommelt and Eide, Ltd., 580 International Centre, 900 Second Avenue South, Minneapolis, Minnesota 55402.

EXHIBIT C

The undersigned has read the foregoing release and fully understands it.